EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT made as of the 1st day of July, 2006.

BETWEEN:

CARDERO RESOURCE CORP., a company incorporated under the laws of British Columbia and having its head office at Suite 1901 – 1177 West Hastings Street, Vancouver, British Columbia, CANADA  V6E 2K3

(the “Company”)

AND:

LAWRENCE W. TALBOT, Barrister and Solicitor, of 3531 Barmond Avenue, British Columbia, CANADA  V7E 1A4

(the “Executive”)

WHEREAS

A:

The Company wishes to retain and employ the Executive in the position of Vice-President and General Counsel, and the Executive has agreed to accept such employment with the Company;

B.

The Company and the Executive have agreed that they will enter into a formal employment relationship respect to the employment of the Executive by the Company and the performance of work and the provision of services by the Executive for the Company to ensure that the Executive will be employed by and will provide his services to the Company and that he will be adequately compensated as Vice-President and General Counsel; and

D.

In recognition of the need for reasonable continuity of employment of key members of senior management, to ensure that the Executive will not be distracted from the performance of his duties in connection with certain corporate transaction which would affect the control of the Company, and to further crystallize the compensation to be received by the Executive in the event of a change of control of the Company, which change of control may otherwise impair the original understanding between the Company and the Executive with respect to his compensation, the Company and the Executive have agreed to provide for certain protections to the Executive as herein set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of ONE (CAD 1.00) DOLLAR now paid by the Company to the Executive, the receipt and sufficiency of which is hereby expressly acknowledged by the Executive, and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1 - EMPLOYMENT, TERM, AND POSITION

1.01

Employment.  The Company hereby agrees to employ the Executive, and the Executive hereby agrees to work for the Company, upon the terms and conditions hereinafter set forth.

1.02

Initial Term and Renewal.  The employment of the Executive by the Company hereunder will be for a term (the “Term”) commencing on the 1st day of July, 2006 and continuing until terminated in accordance with the provisions in Article Four.

1.03

Position.  The Executive will serve as the Vice-President and General Counsel of the Company.  At the request of the Company, the Executive will also serve as the Corporate Secretary of one or more of its existing wholly owned subsidiaries or any subsequently acquired or incorporated wholly owned subsidiary (individually, a “Subsidiary” and, collectively, the “Subsidiaries”).  The Company will indemnify the Executive in respect of his serving as an officer of the Subsidiaries in accordance with and as provided in the Articles of the Company.

1.04

Reporting.  The Executive will report to and be directly responsible to the Chief Executive Officer of the Company (“CEO”) provided that he may, if he deems it necessary in any particular circumstances, report directly to the Board of Directors of the Company (the “Board”) through the Chairman of the Audit Committee.  The Executive will provide the CEO and the Board with such reports concerning the matters within his responsibility at such times, in such manners, and containing such information, as the CEO or the Board may reasonably request from time to time.

1.05

Location.  The Executive will be based at and will perform his duties from, the Company’s head office in Vancouver, British Columbia.  As reasonably required for the performance of his duties hereunder, the Executive will also attend at such other of the Company’s or the Subsidiaries’ offices in other jurisdictions including, without limitation, Mexico, Argentina and Peru, with such frequency and for such duration as the Executive reasonably considers necessary for the proper and timely performance of the Executive's duties hereunder.  However, when an event described in paragraph 4.03(b)(i) occurs and the Executive continues his employment with the Company, the primary location of his employment will not be assigned or transferred, either temporarily or permanently, from Vancouver without the Executive’s prior written consent.

1.06

Travel.  The Executive acknowledges that he will be required to travel in connection with the performance of his duties hereunder, and will ensure that he is able to do so as and when required for the proper and efficient performance of his duties hereunder and will, without limitation, maintain at all times a valid passport and other required travel documentation (including, where required, visas) and such up-to-date inoculations as are likely to be required in order to visit those places where the Company presently has offices or mineral properties.  The Company will pay for, or reimburse the Executive for, the costs of obtaining and maintaining such required travel documentation and up-to-date inoculations.  The Executive warrants and represents that he is under no disability or other disqualification which would or could reasonably be expected to, prevent him from travelling to and from those jurisdictions in which the Company presently has offices or has, or has the right to acquire, mineral properties or interests therein.

1.07

Directorships.  The parties acknowledge that the Executive is currently a director of the Company and certain of the Subsidiaries, and that he will continue to serve as a director without further compensation; but nothing herein will require, or be construed as requiring, the election, continuance or appointment, by either the Company or the Board, of the Executive as a director of the Company or of any of the Subsidiaries.

ARTICLE 2 - THE EXECUTIVE'S DUTIES AND OBLIGATIONS

2.01

Executive’s Duties and Responsibilities.  The Executive will, subject to section 2.06, have the duties and responsibilities set forth in Schedule “A”, provided that the Company, acting through the Board, may curtail any such duties or responsibilities or assign such additional duties and responsibilities, and reserves the right to make such reasonable changes to the duties and responsibilities as the Company may determine to be appropriate and as are consistent with its ongoing business needs.

2.02

Executive Not to Provide Legal Services.  The Company acknowledges that the duties and responsibilities of the Executive hereunder do not, and will not, include the provision of, nor will the Company request that the Executive provide, services which would constitute the “practice of law” (as defined in the Legal Profession Act (BC)), it being acknowledged by the Company that the Company has entered into a separate retainer agreement with Lawrence W. Talbot Law Corporation, a “Law Corporation” (as defined in the Legal Profession Act (BC)), which is solely responsible for providing any services constituting the “practice of law” (the “Law Corporation”).  The Company also acknowledges that the Law Corporation is in the business of providing services constituting the “practice of law” to other persons and companies, and confirms that, notwithstanding any other provision of this agreement, the Executive is at liberty to provide such services to such other persons or companies through the Law Corporation as he may in his sole discretion seem fit.

2.03

Part Time Position.  The position of the Executive with the Company is a part-time position, and during the Term the Executive will be required to devote only such of his time, effort and attention to the performance of his duties and responsibilities on behalf of the Company hereunder as is reasonably necessary to ensure the satisfactory performance thereof, provided, however that, in no event will the Executive be required to devote more than 400 hours per calendar year, or an estimated average 34 hours per calendar month, to the performance of his duties and responsibilities hereunder.  Subject to such limitation, the Executive will at all times faithfully, diligently, and to the best of his abilities, perform all duties and assume all responsibilities required of him under this Agreement.

2.04

Outside Director and Officer Positions.  The Company acknowledges that the Executive is presently a director and/or officer of other public and private companies, and may in the future accept appointment as a director or officer of other public or private companies, some of which are or may be or become involved in the same business(es) as the Company, for pecuniary gain, and hereby consents to the Executive retaining and/or accepting such positions and fulfilling the duties thereof, and to the Executive accepting payment therefor, provided that the Executive advises the Board, on a reasonably regular basis, as to the names and businesses of such other public or private companies.

2.05

Compliance with Securities Laws, Prohibition on Insider Trading.  The Executive acknowledges that the Company is a “reporting issuer” and a public company and that its common shares trade on various stock exchanges, and that, as a consequence of this, the Company and its directors, officers, employees and consultants are subject to securities laws in both Canada and the United States.  The Executive also acknowledges that much of the information which will be received by, or become known to, him during the course of his employment by the Company hereunder (whether or not such information is also confidential information (as defined in Section 6.02)) is likely to be material and non-public information with respect to the business, affairs, assets, mineral properties and/or status (financial and otherwise) of the Company and may constitute material facts or material changes (as those terms are defined in the Securities Act (B.C.)), and that the provisions of applicable securities legislation, including, without limitation, section 86 of the Securities Act (B.C.), prohibit:

(a)

trading in securities of a reporting issuer such as the Company by a person who knows of a material fact or a material change with respect to that issuer that has not been generally disclosed, or

(b)

informing another person of a material fact or a material change with respect to that reporting issuer before the material fact or material change has been generally disclosed, unless the giving of such information is necessary in the course of business of the reporting issuer or of such person.

The Executive also acknowledges that the penalties for violation of such prohibitions are severe and that the carrying on of any such activities will materially and adversely affect the Company.  Accordingly, the Executive agrees that he will take all necessary steps to fully comply with applicable legislation regarding any trading in the securities of the Company.

2.06

Acknowledgement of Receipt of Company Policies.  The Executive acknowledges having been provided with, and having read, copies of the following plans and policies adopted by the Board:

(a)

the 2002 Incentive Stock Option Plan;

(b)

the Company’s “Code of Business Conduct and Ethics”; and

(c)

the Company’s “Share Trading Policy”.

ARTICLE 3 – EXECUTIVE COMPENSATION

3.01

Base Salary.  The Executive will be compensated by the Company for his services hereunder at the rate of CDN ONE HUNDRED THOUSAND (CAD 100,000) DOLLARS per annum commencing July 1, 2006 (the “Base Salary”).  The Executive's Base Salary will be payable in substantially equal monthly instalments in arrears, subject to such government withholding, social and other employee taxes or deductions as may be required by law.

3.02

Salary Reviews and Bonus Consideration.  The compensation committee of the Board (the “Compensation Committee”) (if any) or, if there is then no such committee, the independent directors on the Board, will, on or before the one hundred and twentieth (120th) day following the last day of each fiscal year of the Company, carry out an objective review of the terms of reference of the position of Vice-President and General Counsel, the performance of the Executive during the most recently completed fiscal year of the Company, the rate of inflation, the performance of the Company and of its common shares, the services anticipated to be provided by the Executive during the next fiscal year of the Company, the comparable salaries for such position in the then current marketplace in which the Company operates, the existing and projected financial status of the Company and any other factors it determines to be relevant, and will determine the amount (if any) by which the Base Salary will be adjusted and whether or not to award the Executive a discretionary bonus (independent of any Base Salary adjustment) and, if so, how much.  The Executive acknowledges that any adjustment to the Base Salary or any award of a bonus is completely at the discretion of the Compensation Committee or the Board, as applicable, and the Executive in no circumstances will be entitled to claim any right or entitlement to an increase in the Base Salary or to an award of any bonus(es) regardless of his performance or the performance of the Company during any particular fiscal year of the Company or any other factors.

3.03

Bonus Program(s).  The Executive will be entitled to participate in any profit-sharing or bonus program from time to time established by the Company to the extent as may be determined by the Board in its sole discretion, but commensurate with other senior executives of the Company.  The Executive acknowledges that there are not presently any such profit sharing or bonus programs in place, and that the Company has no present intention of establishing any such program(s).

3.4

Stock Options.  The Executive will be entitled to be granted incentive options to purchase common shares of the Company under the Company’s 2002 Incentive Stock Option Plan (as the same may be amended or replaced from time to time), to such extent and in such amounts as the Compensation Committee or, if there is then no such committee, the Board, may from time to time determine (which may, in the discretion of the Compensation Committee or the Board, as applicable, provide for such vesting provisions as may be thought advisable or desirable) and as are commensurate with the status and responsibilities of the Executive, the performance of the Executive in the execution of his duties hereunder and the performance of the Company, both generally and in relation to similar companies.  No amounts to which the Executive may be entitled as a result of the exercise of any stock options will be treated as or considered to be part of the Base Salary.

3.05

Other Benefits.  The Executive will be eligible to participate in all employee benefit plans or programmes in effect for executive and key management employees of the Company including, without limitation, medical, dental, insurance, pension or retirement plans, to the extent of and in accordance with the rules and agreements governing such plans or programmes so long as such plans and programmes are in effect, in addition to the compensation otherwise provided for in this Article Three.  The Executive acknowledges that, at the present time, the only such benefit plan currently in effect for which the Company will be paying the premiums is the Manulife Financial “AlphaPlus Group Benefit” program (the “Benefit Plan”), which provides:

(a)

subject to Section 3.08, life insurance;

(b)

 accidental death and dismemberment insurance;

(c)

extended health care;

(d)

dental care; and

(e)

long-term disability insurance,

all as more particularly summarized in the materials provided to the Executive.  In addition, the Company will pay the premiums for the Executive’s basic medical insurance under the British Columbia provincial health plan.  The Executive acknowledges that all such coverages will be upon, and are subject to, the terms and conditions provided for in the Benefit Plan, including any conditions on the insurability of the Executive.  The Company reserves the right to amend or cancel the Benefit Plan, including any coverages thereunder and the terms and conditions thereof, from time to time as it may in its sole discretion determine, without prior notice thereof.

3.06

Expenses.  The Company will promptly reimburse the Executive (or will provide the Executive with an appropriate cash advance or the use of a corporate credit card) for reasonable expenses incurred by him in the performance of his duties and responsibilities hereunder including entertainment, travel and business development expenses commensurate with his position, duties and responsibilities, provided that all request for expense reimbursements, or accountings for expense advances or credit card charges, will be accompanied by an expense report suitable to the Company, acting reasonably.

3.07

Vacation.  The Executive will be entitled in each calendar year to not less than FIVE (5) days’ paid vacation, to be taken at such time or times as the Executive may select and as the CEO may reasonably approve having regard to the business, affairs and operations of the Company.  If in any calendar year of the Term, the Executive is employed for only a part of such year, such vacation entitlement will be prorated as though it were accruing from day to day.  The Executive may not carry all or any portion of the vacation earned in one calendar year of the Term beyond March 31 of the following calendar year(s) of the Term without written approval of the CEO.  Subject to any such approved carry-over, vacation pay owing for accrued but unused vacation time in any year of the Term will be paid to the Executive on or before April 30 in the next following year.

3.08

Life Insurance.  Subject to his insurability, the Company will procure, on behalf of the Executive, one or more policies of life insurance covering the Executive and having an aggregate death benefit (together with any policy of life insurance insuring the Executive pursuant to the Benefit Plan) of not less than CAD ONE HUNDRED AND FIFTY THOUSAND (CAD 150,000) DOLLARS.  The Company will pay all premiums in connection therewith.  Except with respect to the policy(ies) issued pursuant to the Benefit Program (in which case there will be a conversion privilege allowing the Executive to convert such policy(ies) to (an) individual policy(ies) if the Benefit Plan terminates), the Executive will be the owner of (all) such policy(ies) and, in any event, will be entitled, in his sole discretion, to name the beneficiary(ies) thereunder, and to amend such designation(s) as he may see fit.  Such policy(ies) may be procured by the Company either under the Benefit Plan or otherwise in its sole discretion, or both, provided that all such policies will be issued by reputable underwriters of such insurance.

3.09

Exception for Permanent Disability.  If the Executive suffers from any physical or mental incapacity, disease or affliction which has the effect provided in subsection 4.02(a), the Company will:

(a)

if, and for so long as, no benefits are being paid to the Executive under the long term disability insurance provisions of the Benefit Plan or the Canada Pension Plan (Canada), continue to pay to the Executive:

(i)

the Base Salary, and

(ii)

all other benefits otherwise payable to the Executive pursuant to this Agreement,

until such time as the Company may terminate the Executive pursuant to subsection 4.01(b); or

(b)

if, and for so long as, benefits are being paid to the Executive under the long term disability insurance provisions of the Benefit Plan or the Canada Pension Plan (Canada), pay to the Executive:

(i)

such portion of the Base Salary as will, when added to the amount(s) being paid to the Executive pursuant to the long term disability insurance provisions of the Benefit Plan or the Canada Pension Plan (Canada), result in the Executive receiving, in the aggregate, an amount equal to the Base Salary, and

(ii)

all other benefits hereunder,

until such time as the Company may terminate the Executive pursuant to subsection 4.01(b).

ARTICLE 4- TERMINATION

4.01

Termination by Company For Just Cause or Permanent Disability.  Notwithstanding anything in this agreement to the contrary, the Company may terminate the employment of the Executive hereunder without notice or compensation in lieu:

(a)

upon the occurrence of any situation, event or happening which would constitute “cause” under the common law and includes, without limitation, the following:

(i)

any wilful failure by the Executive in the performance of any of the Executive’s duties pursuant to this Agreement,

(ii)

the Executive’s conviction of a criminal or summary conviction offence related to the employment of the Executive hereunder, or any act involving money or other property involving the Company or any Subsidiary which would constitute a crime in the jurisdiction involved,

(iii)

any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company, any Subsidiary, a supplier or service provider to the Company or any Subsidiary or a customer of the Company or of any Subsidiary,

(iv)

the use of illegal drugs or the habitual and disabling use of alcohol or drugs,

(v)

any material breach of any of the terms of this agreement by the Executive which breach remains uncured after the expiration of thirty (30) days following the delivery of written notice of such breach to the Executive by the Company,

(vi)

any threatened or actual attempt by the Executive to secure any personal profit in connection with the business of the Company or any Subsidiary or any of their respective corporate opportunities, or the appropriation of a maturing business opportunity of the Company or any of the Subsidiaries,

(vii)

any act by the Executive which is materially injurious to the Company or its business or that of any Subsidiary,

(viii)

any material breach by the Executive of any of the policies and governing the affairs of the Company and the conduct of its employees that may be implemented by the Board from time to time, and

(ix)

conduct by the Executive amounting to insubordination or inattention to, or substandard performance of the duties and responsibilities of the Executive under this agreement, which failure or conduct remains uncured after the expiration of thirty (30) days following the delivery of written notice of such failure or conduct to the Executive by the Company,

(“Just Cause”);

(b)

the Executive suffers Permanent Disability; or

(c)

the Executive dies,

by giving written notice to the Executive of its intention to terminate this agreement on the date specified in such notice (except in the case of death, in which case such termination is automatically effective on the day which is ninety (90) days after the date of death without any requirement for notice, provided that the Base Salary which would otherwise have been payable to the Executive during such period will be paid to the estate of the Executive).

4.02

Definition of “Permanent Disability”.  For the purposes of section 4.01, “Permanent Disability” means any physical or mental incapacity, disease or affliction which:

(a)

prevents the Executive to a substantial degree from performing the duties of the Executive under this agreement; and

(b)

has existed for either:

(i)

a continuous period of ONE HUNDRED AND EIGHTY (180) DAYS, or

(ii)

a total of THREE HUNDRED AND SIXTY-FIVE (365) DAYS in any period of SEVEN HUNDRED AND THIRTY (730) consecutive days.; or

(c)

results in the Executive becoming entitled to disability retirement benefits under the Canada Pension Plan (Canada).

4.03

Termination by Company or Executive.  Notwithstanding anything in this agreement to the contrary:

(a)

the Company may terminate the employment of the Executive other than for Just Cause or Permanent Disability by giving written notice to the Executive of its intention to terminate this Agreement on the date specified in such notice (which date will not be less than NINETY (90) DAYS (or such lesser period as the Executive may accept) nor more than ONE HUNDRED AND EIGHTY (180) DAYS after the giving of such notice), or

(b)

the Executive may, by giving written notice to the Company, terminate his employment with the Company on the date specified in such notice (which date will not be more than NINETY (90) DAYS after the giving of such notice) in the event of the occurrence of any of the following:

(i)

the occurrence of any of the following events:

(A)

the sale, liquidation or other disposition of all or substantially all of the assets of the Company in circumstances where the Company either:

(I)

does not intend to acquire new mineral exploration projects within a reasonable time, or

(II)

intends to enter into new business ventures which do not involve the acquisition, exploration and development of mineral properties,

(B)

the sale, exchange or other disposition of a majority of the outstanding shares of the Company in a single transaction or a series of related transactions,

(C)

the Company is merged or consolidated in a transaction in which its shareholders receive less than 50% of the outstanding voting shares of the new or continuing entity,

(D)

a majority of the incumbent directors of the Company who were previously nominated by management and elected as directors at the immediately preceding annual general meeting or who were appointed by the Board to fill a vacancy occurring since the immediately preceding annual general meeting are:

(I)

not nominated for re-election at any annual general meeting of the shareholders of the Company,

(II)

after having been nominated by management for re-election as directors, not re-elected as directors at any annual general meeting of the shareholders of the Company,

(III)

removed as directors of the Company, or

(IV)

as a result of an increase in the size of the Board and the appointment of new directors, no longer a majority of the Board,

except as a result of the death, disability or normal retirement of any such directors in accordance with the normal retirement practices of the Company, or

(E)

the acquisition by any person, or by any person and its affiliates, or by any person acting jointly or in concert with any of the foregoing persons or affiliates, and whether directly or indirectly, of voting securities of the Company that, when added to all other voting securities at the time held by such person, its affiliates and any person acting in concert with any of the foregoing persons or affiliates, totals for the first time, not less than TWENTY (20%) PERCENT of the then outstanding voting securities of the Company,

(any of which events is referred to as a “Change of Control”), or

(ii)

the occurrence of any of the following events:

(A)

a material demotion in the Executive’s position,

(B)

a material diminishment of the Executive’s responsibilities in a matter of substance,

(C)

a material reduction in the Executive’s pay or benefits or both,

(D)

the forced relocation of the Executive,

(E)

the Executive is required to travel in an amount significantly greater than has customarily been the case previously,

(F)

material changes in the Executive’s organizational reporting relationship are implemented,

(G)

the Company materially breaches any of the provisions of this agreement, or

(H)

any other event or circumstance constituting constructive dismissal at common law,

(any of which events is referred to as “Constructive Dismissal”),

provided that such notice of termination is delivered by the Executive:

(iii)

in the case of a Change of Control, at any time during the period commencing upon the day which is THIRTY (30) DAYS after the date of the occurrence of the event(s) constituting the Change of Control (the “Event Occurrence Date”) and ending upon the day which is ONE (1) YEAR after the Event Occurrence Date, or

(iv)

in the case of Constructive Dismissal, within NINETY (90) DAYS of the occurrence of such event of Constructive Dismissal; or

(c)

the Executive may, by giving written notice to the Company (which notice will state it is being given pursuant to this subsection 4.03(c)), terminate his employment with the Company on the date specified in such notice, which date will be not less than THIRTY (30) DAYS (or such lesser period as the Company may accept) nor more than ONE HUNDRED AND EIGHTY (180) DAYS after the giving of such notice, provided that the Company will, at its option, be entitled to reduce the notice given to NINETY (90) DAYS.

4.04

Severance Payments and Benefits.  If the Executive's employment is terminated by either the Company or the Executive pursuant to any of subsections 4.01(b), 4.03(a) or 4.03(b) the following will apply:

(a)

subject to section 4.05, on or before the specified date of termination, the Company will pay to the Executive, or as he may in writing direct, in cash or by certified cheque or bank draft, as liquidated damages, severance, compensation for loss of office, employment and benefits, and for termination of this agreement, and in addition to any amounts payable pursuant to subsection 4.08, an amount equal to the sum of:

(i)

the annual Base Salary then payable to the Executive,

(ii)

the amount of the last bonus paid to the Executive (if any) hereunder, and

(iii)

an amount equal to the vacation pay which would otherwise be payable for the twelve (12) month period next following the date of termination;

(b)

until the earlier of one (1) year following the effective date of termination and the end of the month in which he commences employment with another employer that provides reasonably equivalent benefits to its senior executives as those provided by the Company to the Executive hereunder (but subject to his insurability), the Executive and his dependents will continue to be eligible for all employee life, medical, extended health and dental insurance and other benefits (other than disability insurance plans/benefits) under benefit plans and programs then in effect for executive and key management employees of the Company (if any) and the Company will provide the same or, at its option, will purchase substantially comparable benefits outside its existing plans and programmes, provided, however, that nothing in this subsection 4.04(b) will be construed as limiting the Company’s right to terminate or amend generally any such plan or programme at any time; and

(c)

the Company will, on or before the effective date of termination, provide to the Executive a positively-worded, mutually agreeable letter of reference, over the signature of the Chairman of the Board or the CEO and will undertake that all employment enquiries regarding the Executive will be answered in a manner consistent with the letter of reference.

4.05

Election as to Severance Payments.  The Executive may, in his sole discretion, elect to take the payment to which he is entitled under subsection 4.04(a) in a lump sum payment, or in instalments over such period as he may specify (not exceeding TWELVE (12) MONTHS), provided that in default of any such election such payment will be made as a lump sum.

4.06

No Mitigation by Executive.  The Executive will not be required to mitigate any damages he may suffer by reason of the termination of his employment hereunder by the Company or himself pursuant to section 4.03, nor will any mitigation of damages be taken into account in any action for actual or alleged damages by the Executive against the Company for the amounts payable or benefits receivable pursuant to section 4.04.  The Company expressly agrees to waive the defence of failure to mitigate in any such action.  No rights or benefits required to be provided to the Executive hereunder will be terminated or reduced as a result of his employment by another employer, or engaging in any other business on his own or on behalf of or with others, at any time after the termination of his employment hereunder, nor will such obligations be affected by virtue of his death subsequent to the termination of his employment hereunder (in which event all amounts payable at and after the time of death will be payable to his legal representatives as required by subsection 4.03(a)) except to the extent specifically provided in this agreement.

4.07

Salary in Lieu of Notice.  If the Executive’s employment is terminated by either the Company or the Executive pursuant to section 4.03, the Company will have the right, in lieu of permitting the Executive to continue to work all or part of the notice period, to pay to the Executive a lump sum equivalent to the Base Salary and vacation pay for the applicable period and to require the Executive to immediately cease his duties as Vice-President and General Counsel.  Any such payment is in addition to that provided for in section 4.04 (if applicable).

4.08

Payment of Final Wages.  Upon the effective date of termination of the Executive’s employment pursuant to sections 4.01 or 4.03, the Company will, in addition to any payments required pursuant to section 4.04(a), pay to the Executive an amount equal to any accrued but unpaid Base Salary and vacation pay up to the date of such termination, and any expenses in excess of any outstanding expense advances made to the Executive for which an expense account has been submitted and remains unpaid, provided that, in the case of a termination due to Permanent Disability, any amounts payable to the Executive hereunder will be reduced by the amount of any benefits paid to the Executive under the long term disability insurance provisions of the Benefit Plan (if any) prior to the effective date of termination as provided in paragraph 3.08(b).

4.09

No Further Liability.  The Executive agrees to accept the payments and, where applicable, notice under this Article 4 in full satisfaction of his entitlements arising out of the termination of his employment hereunder, whether under statute or common law, including any entitlement to reasonable notice.

ARTICLE 5 – NON-COMPETITION

5.01

Agreement Not to Compete.  The Executive acknowledges that in the course of his duties and responsibilities under this agreement, he will, in his capacity as an employee, acquire access to Confidential Information (as defined in Section 6.02) and the Executive further acknowledges that if he were to be employed by a person or company that was in competition with the Company or an affiliate of the Company following the termination of his employment with the Company, the Company would suffer irreparable damages.  Accordingly, the Executive will not, at any time or in any manner during the Term, or at any time within TWO (2) YEARS after termination of his employment with the Company under this agreement for any reason and notwithstanding any alleged breach of this agreement:

(a)

accept employment with any other company, firm or individual, whether a competitor or otherwise, engaged in the acquisition, exploration, development or operation of any mineral property which is competitive or in conflict with the business of the Company or the Subsidiaries;

(b)

solicit or induce any director, officer or employee of the Company or any of its affiliates to end their association with the Company or the Subsidiaries; or

(c)

directly or indirectly, on the Executive’s own behalf or on behalf of others, solicit, divert or appropriate to or in favour of any person, entity or corporation, any maturing business opportunity or any business of the Company or of any Subsidiary, without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion.

5.02

Definition of “mineral property which is competitive or in conflict with the business of the Company or its affiliates”.  For the purposes of this agreement, a mineral property which is competitive or in conflict with the business of the Company or its affiliates is one:

(a)

which is primarily prospective for uranium, and

(b)

any part of which lies within a horizontal distance of FIVE (5) kilometres from the outer boundaries of any mineral property in which the Company or any Subsidiary holds, or has the right to acquire, an interest as at the effective date of the termination of the Executive’s employment hereunder.

5.03

Executive is a Fiduciary.  The Executive acknowledges and agrees that he is a fiduciary of the Company and, accordingly, based upon the current business activities of the Company, the restrictive covenants set forth in Section 5.01 are necessary and fundamental to the protection of the business of the Company and reasonable and valid, and all defences to the strict enforcement thereof by the Company are hereby waived by the Executive.

5.04

Adjustments by Court or Arbitrator.  If any of the activities, time periods or areas specified in Section 5.01 are considered by a court of competent jurisdiction as being unreasonable, the parties agree that such court will have the authority to limit such activities, periods or areas as the court deems proper in the circumstances so as to fully protect the Company and its shareholders while not unnecessarily restricting the Executive (or, if a court declines to do so, the matter will be referred to arbitration under pursuant to Article 8 and the arbitrator will have such authority).

ARTICLE 6 – CONFIDENTIALITY

6.01

Agreement to Keep Information Confidential.  The Executive will, at all times during the Term and for a period of TWO (2) YEARS after termination of his employment with the Company under this agreement for any reason and notwithstanding any alleged breach of this agreement:

(a)

hold in secrecy, as trustee or custodian for the Company and the Company’s exclusive benefit and use, all of the Company’s Confidential Information (as defined below) and all Confidential Information of any affiliates of the Company, whether or not discovered, made or contributed to, in whole or in part, by the Executive;

(b)

except, and then only to the extent required under the specific circumstances, as reasonably necessary for the Executive to fulfill his duties and responsibilities hereunder, not divulge any Confidential Information to any person or persons, without the previous written consent of the Board; and

(c)

not use or attempt to use any Confidential Information that he may acquire in the course of his employment with the Company under this agreement for his own benefit, directly or indirectly, or for the benefit of any other person.

6.02

Definition of Confidential Information.  For the purposes of this agreement, the term “Confidential Information” means:

(a)

any information relating to the claims, concessions, licenses or other interests in minerals or in mineral properties, in which the Company or any Subsidiary holds, or has a right to acquire, an interest (whether directly or indirectly, such as pursuant to a joint venture or otherwise) or other properties in which the Company or any Subsidiary holds an interest (whether directly or indirectly, such as pursuant to a joint venture or otherwise) (collectively the “Properties”) and the assets, liabilities, business, operations, shareholdings, products, processes or activities of the Company or any Subsidiary that are not generally known to the public, including, but not limited to title, ownership, geological, mining, metallurgical, engineering and economic studies, budgets and programs, strategies, data, maps, plans, reports, results, drawings, interpretations, assays, forecasts, records and other technical information;

(b)

any information derived from a site visit or visits to any of the Properties or an examination of any rock, soil, minerals, ore or other samples or substances extracted from any of the Properties;

(c)

all summaries or extracts from and all notes, memoranda, studies, maps, records, notebooks, compilations, analyses or other documents based upon the information specified in clauses (a) or (b) above; and

(d)

any information similar to clauses (a) through (c) above in respect of a mineral property being considered by the Company or any Subsidiary for possible acquisition.

6.03

Return of Information.  All documents, records, notebooks, work papers, notes, memoranda, studies, compilations, analyses and similar repositories of or containers of Confidential Information, made or compiled by the Executive, in his capacity as an employee of the Company, (in whatever form, including written, photographic, electronic, digital or otherwise) at any time during the Term, or made available to the Executive, in his capacity as an employee of the Company, during or prior to the Term by the Company or any Subsidiary, including any and all copies thereof, will be the property of the Company or such Subsidiary, as the case may be, and belong solely to the Company or the Subsidiary, as the case may be, and will be held by the Executive in trust and solely for the befit of the Company or the Subsidiary, as the case may be, and will be delivered to the Company by the Executive upon the termination of the Executive’s employment with the Company or at any other time upon request by the Company.  The Executive will deliver a statutory declaration to the Company upon termination of his employment attesting to his compliance with this Section 6.03.

6.04

Limitation on Scope of Article Six.  The Company acknowledges that the provisions of this Article 6 are only applicable to the Executive in his capacity as an employee of the Company, and that these provisions do not apply to the relationship of the Company and the Executive in connection with the retainer by the Company of Lawrence W. Talbot Law Corporation, and any activities by the Executive in his capacity as an employee or representative of Lawrence W. Talbot Law Corporation or in connection with the provision of any services by Lawrence W. Talbot Law Corporation to the Company.

ARTICLE 7 – AGREEMENT VOLUNTARY AND EQUITABLE

7.01

Acknowledgement.  The Company and the Executive acknowledge and declare that they each have carefully considered and understand the terms and conditions of employment contained in this agreement including, but without limiting the generality of the foregoing, the Executive’s rights upon termination and the restrictions on the Executive after termination, and acknowledge and agree that the terms and conditions of employment and rights and restrictions upon termination set forth herein are mutually fair and equitable.  Each of the parties covenants, agrees and acknowledges that each of them was fully and plainly instructed to seek and obtain independent legal and tax advice regarding the terms and conditions and execution of this agreement and each of them has sought and obtained such legal and tax advice and acknowledges that each has executed this Agreement voluntarily understanding the nature and effect of this agreement after receiving such advice.

ARTICLE 8 – ARBITRATION

8.01

Submission of Disputes to Arbitration.  Any dispute, controversy or claim arising out of or relating to this agreement or the Executive’s employment hereunder, or the breach, termination or invalidity of this agreement, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder, will be arbitrated and finally resolved pursuant to the National Arbitration Rules of the ADR Institute of Canada Inc.

8.02

Arbitration Provisions.  The parties agree that:

(a)

the place of arbitration will be Vancouver, British Columbia;

(b)

the number of arbitrators will be one; and

(c)

the language used in the arbitral proceeding will be English.

8.03

Payment of Arbitrator’s Fees.  The arbitrator’s fees will be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the unsuccessful party will pay all costs and reimburse all arbitration costs, including the arbitration fees, administrative expenses and actual legal fees and disbursements paid by the successful party, subject to the contrary decision of the arbitrator.

ARTICLE 9 - MISCELLANEOUS

9.01

Binding Agreement.  This agreement is personal to and will be binding on the parties hereto and their respective successors in interest but, except as hereinafter provided, will not be assignable by either party.  The Company will be entitled to assign this agreement to any continuing or successor entity resulting from any amalgamation, consolidation, merger or arrangement with one or more affiliates of the Company without obtaining the consent of the Executive.  This agreement and all rights of the Executive hereunder will enure to the benefit of and be enforceable by the Executive's heirs, executors, administrators or other legal personal representatives.

9.02

Notices.  Any notice or other communication required or permitted to be given or made hereunder will be in writing and will be well and sufficiently given or made if:

(a)

enclosed in a sealed envelope and delivered in person to the party hereto to whom it is addressed at the relevant address set forth below; or

(b)

sent by facsimile or other means of recorded electronic communications;

if to the Company addressed to it at:

CARDERO RESOURCE CORP.
Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
CANADA  V6E 2K3

Attention:

Chief Executive Officer

Facsimile:

(604) 408-7499

and if to the Executive, addressed to him at:

Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
CANADA  V6E 2K3

Facsimile:

(604) 408-7499

Any notice or other communication so given will be deemed to have been given and to have been received on the day of delivery, if delivered, and on the day of sending, if sent by facsimile or other means of recorded electronic communication (provided such delivery or sending is during normal business hours on a business day and, if not, then on the first business day thereafter).  Either party hereto may change his or its address for notice by notice to the other party hereto given in the manner aforesaid.

9.3

Modification and Waiver.  No provision of this agreement may be modified or amended unless such modification or amendment is authorized by the CEO and is agreed to in writing by the Executive and the Company.  No waiver by either party hereto of any breach by the other party hereto of any condition or provision of this agreement will be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time.  No agreement or representations, oral or otherwise, express or implied, with respect to the employment of the Executive by the Company have been made by either party which are not set forth expressly in this agreement.

9.4

Acknowledgement.  The Executive acknowledges and agrees that the notice or payments in Article 4 hereof include his entitlement, if any, to payment in lieu of notice and/or severance pay under applicable employment standards or other legislation.

9.5

Survival of Obligations.  The obligations of the parties pursuant to sections 2.03, 4.04, 4.06, 4.08, 4.09 and 4.10 and Articles 5, 6, 7, 9, 10 and 11 will survive the termination of this agreement and the Executive's employment hereunder for a period of not less than TWO (2) YEARS.

9.6

Entire Agreement.  This agreement contains all the terms and conditions agreed upon by the parties hereto with respect to the employment by the Company of the Executive and supersedes all prior agreements and understandings with respect thereto.  There are no agreements collateral or supplementary hereto.

9.7

Law Governing.  This agreement has been made in British Columbia and will be subject to and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.  Subject to Article 10, the parties hereby attorn to the jurisdiction of the courts of British Columbia with respect to any dispute or other matter arising hereunder.

9.8

Time of Essence.  Time is and will be of the essence of this agreement.

9.9

Invalidity.  The invalidity, illegality or unenforceability of any provision hereof will not in any way affect or impair the validity, legality or enforceability of the remaining provisions hereof.

9.10

Headings.  The headings contained herein are for reference purposes only and will not in any way affect the construction or interpretation of this agreement.

9.11

Severability.  If any part of this agreement is determined to be void or unenforceable in whole or in part, it will not be deemed to affect or impair the validity of any

[Rest of page left blank intentionally.]

other parts hereof, all of which will continue in full force and effect and be construed as if this agreement had been executed without the invalid part and it is hereby declared to have been the intention of the parties that this agreement would have been executed without reference to any part which may for any reason be determined to be void or unenforceable.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date and year first above written.

The Corporate Seal of CARDERO RESOURCE CORP. was hereunto affixed in the presence of: (signed) Hendrik Van Alphen Authorized Signatory (signed) Marla Ritchie Authorized Signatory	) ) ) ) ) )c/s [SEALED] ) ) ) )

SIGNED, SEALED AND DELIVERED by LAWRENCE W. TALBOT in the presence of: (signed) Marla Ritchie Name 6411 Pitt St., W. Van. BC Address Corp. Secretary Occupation	) ) ) ) ) ) ) ) )(signed) Lawrence W. Talbot (seal) )LAWRENCE W. TALBOT ) ) )

Schedule “A”

Description of Duties and Responsibilities of Executive

The Executive will have the following specific duties and responsibilities:

1.

in the absence of the chairman or the vice-chairman (if any) of the Board, the CEO and the President, to act as chair, unless absent, at all meetings of the shareholders of the Company;

2.

in the absence of the CEO and the President, to generally manage the affairs of the Company to the extent reasonably required;

3.

to provide overall supervision of the legal and regulatory affairs and activities of the Company, and to keep the CEO and the Board informed, on an ongoing basis, as to legal and regulatory matters concerning the Company;

4.

to assist the CEO and the Board in formulating and implementing the Company’s corporate strategy, with emphasis on the legal and regulatory aspects thereof;

5.

to assist the Board, the CEO and the Chief Financial Officer in formulating and implementing appropriate policies and procedures to govern the affairs of the Company, including with respect to corporate governance and the operation of the Board and its committees;

6.

to manage and oversee the corporate disclosure policies and procedures adopted by the Company, and the preparation and dissemination of corporate disclosure;

7.

to manage and oversee the operation and enforcement of the privacy policies adopted by the Company;

8.

to retain, instruct and terminating the retainer of legal counsel to the Company and its Subsidiaries, and to approve the accounts of such outside legal counsel;

9.

to oversee and supervise the Company’s mineral title maintenance activities, including the maintenance of title and property agreement records, overseeing the performance of reporting requirements and to assist the applicable Company personnel in the implementation of agreements to which the Company or any Subsidiary is a party;

10.

to supervise the preparation, maintenance and storage of the Company’s corporate records;

11.

to manage the incorporation of any Subsidiaries, and to oversee the maintenance of their corporate existence and any subsequent winding-up, if appropriate; and

12.

to otherwise carry out the duties normally associated with the positions of Vice-President and of General Counsel of a mineral exploration and development company.